Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO

TRANSACTION AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO TRANSACTION AGREEMENT AND PLAN OF MERGER, dated as of February 28, 2022 (this “Amendment No. 1”), is by and among BellRing Brands, Inc., a Delaware corporation (“BellRing”), Post Holdings, Inc., a Missouri corporation (“Post”), BellRing Distribution, LLC, a Delaware limited liability company and direct, wholly owned Subsidiary of Post (“SpinCo”), and BellRing Merger Sub Corporation, a Delaware corporation and direct, wholly owned Subsidiary of SpinCo (“Merger Sub”). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Transaction Agreement (as defined below).

WHEREAS, BellRing, Post, SpinCo and Merger Sub are parties to that certain Transaction Agreement and Plan of Merger, dated as of October 26, 2021 (the “Transaction Agreement”), pursuant to which, among other things, Post will cause SpinCo to issue to Post the SpinCo Notes in an aggregate amount equal to the SpinCo Notes Amount and containing the terms described in Section 8.13(b) of the Transaction Agreement; and

WHEREAS, BellRing, Post, SpinCo and Merger Sub now desire to amend Section 8.13(b) of the Transaction Agreement to provide that the SpinCo Notes will have a term of no less than eight years and no greater than ten years.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Amendment No. 1, and intending to be legally bound hereby, the parties hereby agree as follows:

Section 1.1.    Amendment. Section 8.13(b) of the Transaction Agreement shall be amended and restated in its entirety as follows:

“(b) In connection with the borrowing and/or issuance of the SpinCo Debt, the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties, (A) Post (in consultation with BellRing) shall manage the negotiations in connection with the consummation of the Debt Exchange and the selection of investment banking advisors with respect thereto and shall keep BellRing reasonably informed of all material developments with respect thereto, (B) Post shall manage the negotiations in connection with the borrowing and/or issuance and offering, syndication and/or sale of the SpinCo Debt in consultation with BellRing; provided that the precedent documentation for the SpinCo Debt and the terms and conditions of the SpinCo Debt, including the guarantee structure, covenants, registration rights and “baskets” shall be subject to prior written approval by BellRing, (C) Post and its financial, legal, accounting and other advisors shall prepare all initial and revised drafts of all documentation relating to the borrowing and/or issuance of the SpinCo Debt and the consummation of the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties (based on and consistent with precedent documentation agreed upon by BellRing pursuant to clause (B) above), subject to BellRing and its financial, legal, accounting and other advisors being given a reasonable opportunity to review and comment on all such drafts; provided, however, that Post shall, in consultation with BellRing, designate co-active and passive bookrunning managing placement agents, co-active and passive bookrunning managing initial purchasers, other initial purchasers and co-managers, as applicable, that are reasonably acceptable to Post and BellRing in connection with the borrowing and/or issuance of SpinCo Debt and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties and (D) the financial, legal, accounting and other advisors for Post, SpinCo and BellRing shall be directed to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to facilitate the borrowing and/or issuance of the SpinCo Debt, the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties as reasonably directed by Post (without prejudice to the foregoing clauses (A) through (C)). Each of BellRing and Post shall cooperate in good faith in connection with the preparation of all documents and the making of all filings required in connection with the borrowing and/or issuance of the SpinCo Debt and the consummation of the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties, including by promptly furnishing each other all information concerning it and its Subsidiaries (including preliminary monthly or quarterly financial data to the extent available) that may be required or reasonably requested in connection therewith. BellRing shall use commercially reasonable efforts, and shall use commercially reasonable efforts to cause its Subsidiaries and the officers and employees of it and its Subsidiaries, in each case, to provide to Post such reasonable cooperation in connection with the borrowing and/or issuance of the SpinCo Debt, the arrangement of the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties as is reasonably necessary and customary for the borrowing and/or issuance and offerings or syndication of securities in form and substance similar to the SpinCo Debt including (i) participating in a reasonable number of meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with ratings agencies in connection with the marketing of the SpinCo Debt, in each case, with appropriate advance notice and at times and locations to be mutually agreed between BellRing and Post; (ii) assisting in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents reasonably required to consummate the borrowing and/or issuance of the SpinCo Debt and the Debt Exchange and any subsequent offering, syndication and/or sale of the SpinCo Notes by the Debt Exchange Parties; (iii) assisting in the preparation of and executing and/or delivering customary underwriting placement, credit, guarantee, purchase, indemnification, registration rights and other definitive financing agreements and executing and delivering in a timely manner such other certificates and documents, including solvency certificates, comfort letters, authorization letters, consents, pledge and security documents and perfection certificates, as may reasonably be required in connection with the foregoing; and (iv) assisting the financing sources and the exchange agent in the Debt Exchange (including by providing customary certificates and representation letters) in obtaining from its independent auditors auditor comfort letters (including customary “negative assurance”) and consents or authorization letters to the inclusion of auditor reports in marketing materials for the SpinCo Debt. The SpinCo Loans shall (x) be senior secured first-lien borrowings and have a term of four or five years and shall be prepayable at any time, without premium or penalty, and (y) otherwise be subject to covenants and other terms and conditions that are consistent in all material respects with market practice for borrowers with the investment rating assigned to SpinCo taking into account the expected Merger and other transactions contemplated hereby (including (i) a customary provision to the effect that a change of control transaction constitutes an event of default giving lenders the right to cause the principal amount of the borrowings and any accrued but unpaid interest thereon immediately due and payable and (ii) other customary prepayment provisions). Unless otherwise agreed by the parties in writing, the SpinCo Notes shall (x) be unsecured obligations and have a term of no less than eight years but no greater than ten years (and shall not be callable until five years from issuance, except in the event the Distribution does not occur; provided that, notwithstanding the foregoing, the terms of the SpinCo Notes shall provide that SpinCo may, at its option, call all or a portion of the SpinCo Notes in cash during such five-year period at a make whole price (calculated in a customary manner to be mutually agreed by BellRing and Post) with a discount rate based on U.S. Treasury notes with a maturity closest to the date that is five years after the date the SpinCo Notes are issued plus 50 basis points) and (y) otherwise be subject to covenants and other terms and conditions that are consistent in all material respects with market practice for issuers with the investment rating assigned to SpinCo taking into account the expected Merger and other transactions contemplated hereby (including (x) the requirement of SpinCo to offer to repurchase the SpinCo Notes from holders at 101% of the aggregate principal amount, plus accrued and unpaid interest thereon, in connection with certain change of control transactions, (y) customary mandatory offer provisions associated with asset sales and other similar events, subject to reinvestment provisions) and (z) customary “cleanup” redemptions of SpinCo in connection with certain change of control transactions. Notwithstanding the foregoing, none of BellRing or any of its Subsidiaries shall be required under this Section 8.13(c) to (1) take any action that would unreasonably and materially interfere with the ongoing business or operations of BellRing or any of its Subsidiaries, (2) (except as specifically provided above in this Section 8.13(b)) enter into or approve any agreement or other documentation effective prior to the Closing, including requiring BellRing, any of its Subsidiaries or any of their respective governing bodies to approve or authorize the borrowing, issuance and/or guarantee of the SpinCo Debt or the Debt Exchange unless such resolutions are contingent upon the occurrence of, or only effective as of, the Closing, (3) take any action that would conflict with or violate any of any of the organizational documents of BellRing or any of its Subsidiaries or any Law or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any confidentiality obligation, (4) cause any director, officer, employee or stockholder of BellRing or any of its Subsidiaries to incur any personal liability, or (5) provide access to or disclose information that would jeopardize any attorney-client privilege of BellRing or any of its Subsidiaries or which is restricted or prohibited under applicable Law (provided that BellRing and its Subsidiaries shall use commercially reasonable efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Law).”

Section 1.2.    Miscellaneous. Except as expressly amended, waived or modified hereby, the Transaction Agreement shall continue to be and shall remain in full force and effect in accordance with its terms. This Amendment No. 1 shall not constitute an amendment, waiver or modification of any provision of the Transaction Agreement not expressly referred to herein. The provisions of Sections 12.1 to 12.9 and Section 12.11 of the Transaction Agreement are hereby incorporated herein by reference, mutatis mutandis.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and delivered as of the date first above written.

BELLRING BRANDS, INC.

/s/ Darcy Davenport
Name: Darcy Davenport Title: President and Chief Executive Officer

POST HOLDINGS, INC.

/s/ Robert V. Vitale
Name: Robert V. Vitale Title: President and Chief Executive Officer

BELLRING DISTRIBUTION, LLC

/s/ Robert V. Vitale
Name: Robert V. Vitale Title: President

BELLRING MERGER SUB CORPORATION

/s/ Robert V. Vitale
Name: Robert V. Vitale Title: President

[Signature Page to Amendment No. 1 to Transaction Agreement and Plan of Merger]